UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Brookstone Holdings Corp.

and the Guarantors named herein

(Name of Applicant)

One Innovation Way

Merrimack, NH 03054

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
10.0% Second Lien Subordinated Secured Notes due 2021	$10 million aggregate principal amount plus interest paid in the form of increased principal amount

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan of Reorganization.

Name and address for agent of service: James M. Speltz, President and Chief Executive Officer, One Innovation Way Merrimack, NH 03054.

With a copy to:

Matt Williams, Esq. Emad Khalil, Esq. Alan Bannister, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Stephen A. Gould, Esq. Vice President, General Counsel Brookstone Holdings Corp. One Innovation Way Merrimack, NH 03054 (603) 880-9500

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1. General Information.

Applicant	Form of Organization	Jurisdiction of Organization
Brookstone Holdings Corp. (the “Company”)	Corporation	Delaware
Brookstone Company, Inc.	Corporation	New Hampshire
Brookstone Retail Puerto Rico, Inc.	Corporation	Puerto Rico
Brookstone International Holdings, Inc.	Corporation	New Hampshire
Brookstone Purchasing, Inc.	Corporation	New Hampshire
Brookstone Stores, Inc.	Corporation	New Hampshire
Big Blue Audio LLC	Limited Liability Company	New Hampshire
Brookstone Holdings, Inc.	Corporation	New Hampshire
Brookstone Properties, Inc.	Corporation	New Hampshire
Brookstone, Inc.	Corporation	Delaware

Except for the Company, the foregoing entities and any other entities that will act as a guarantor under the Indenture (as defined below) are referred to herein collectively as the “Guarantors”. The Company and the Guarantors are referred to herein as the “Applicants”.

2. Securities Act Exemption Applicable.

The 10.0% Second Lien Subordinated Secured Notes due 2021 (the “Notes”) of the Company to be issued under the indenture to be qualified hereby (the “Indenture”), will be offered to holders of the Company’s 13.00% Second Lien Senior Secured Notes due 2014 (the “Old Notes”) pursuant to the terms of the Debtors’ Second Modified Joint Chapter 11 Plan of Reorganization, dated June 13, 2014 (as may be amended or modified, the “Plan of Reorganization”). The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”). The Notes (and related guarantees) are being offered in exchange for the Old Notes (and related guarantees) at an exchange ratio of approximately $79.61 principal amount of New Notes for each $1,000 principal amount of Old Notes. A Disclosure Statement, dated May 16, 2014, with respect to the Plan of Reorganization is attached hereto as Exhibit T3E.1, the Plan of Reorganization is attached hereto as Exhibit T3E.2 and the Order Approving the Disclosure Statement, dated May 19, 2014 is attached as Exhibit T3E.3.

The issuance of the Notes and related guarantees is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”). Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the Notes (and related guarantees) to the holders of the Old Notes (and related guarantees) will satisfy the aforementioned requirements. To the extent that the solicitation constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company is also relying upon the exemption from Securities Act registration provided by Section 3(a)(9) and Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

AFFILIATES

3. Affiliates.

OSIM Brookstone Holdings, L.P. (“OSIM LP”) may be deemed an affiliate of the Applicants in its capacity as the owner of 100% of the outstanding common stock of the Company. OSIM Brookstone Holdings, Inc. may be deemed an affiliate of the Applicants in its capacity as the general partner of OSIM LP. The Applicants expect such persons to cease to be affiliates of the Applicants following the Effective Date.

As of the Effective Date of the Plan of Reorganization, 100% of the voting securities of the Company will be owned by Sailing Innovation (US) Inc. (“Sailing Innovation”), a corporation organized under the laws of the State of Delaware, which is a wholly-owned subsidiary of Sailing Innovation (UK) Limited (“Sailing”), a corporation organized under the laws of England and Wales, which is a wholly-owned subsidiary of Sailing Innovation (HK) Limited. Sailing Innovation (HK) Limited is a Hong Kong limited company and is a wholly-owned subsidiary of Sanpower Group Co., Ltd.

Immediately following the acquisition, Sailing Innovation shall be merged with and into the Company, with the Company as the surviving entity. Immediately following the merger, Brookstone, Inc., a wholly owned subsidiary of the Company shall become the issuer.

Certain directors and officers of the Applicants may be deemed to be affiliates thereof by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.” Certain persons may be deemed to be affiliates of the Applicants by virtue of their current or anticipated holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following table lists the names and offices held by all current directors and executive officers of each Applicant. Except as noted below, each director and officer is expected to remain a director or officer after the Effective Date. The address for each director and executive officer is c/o Brookstone Holdings Corp., One Innovation Way, Merrimack, NH 03054.

Brookstone Holdings Corp. (the “Company”)

Brookstone Company, Inc.

Brookstone, Inc.

Name	Position
James M. Speltz	President, Chief Executive Officer and Director
Thomas F. Moynihan	Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Stephen A. Gould	Vice President, General Counsel and Secretary
Steven H. Schwartz	Vice President, Merchandising
Robert W. Fusco	Operational Vice President, Finance and Assistant Treasurer
Adam L. Suttin	Director (will cease to be a director on the Effective Date)
William E. Watts	Director (will cease to be a director on the Effective Date)
Negel Roger Thomas Jones	Director (will cease to be a director on the Effective Date)
Ron Sim Chye Hock	Director (will cease to be a director on the Effective Date)
Margaret Lui	Director (will cease to be a director on the Effective Date)
Piau Phang Foo	To be named a Director on the Effective Date
Bin Chen	To be named a Director on the Effective Date
Yifan Li	To be named a Director on the Effective Date
Huan Gao	To be named a Director on the Effective Date
Michael Weiss	To be named a Director on the Effective Date
Chris Roling	To be named a Director on the Effective Date

Brookstone Retail Puerto Rico, Inc.

Brookstone International Holdings, Inc.

Brookstone Purchasing, Inc

Brookstone Stores, Inc.

Brookstone Holdings, Inc.

Brookstone Properties, Inc.

Name	Position
James M. Speltz	President, Chief Executive Officer and Director
Thomas F. Moynihan	Vice President, Chief Financial Officer, Treasurer, Assistant Secretary and Director
Stephen A. Gould	Vice President, General Counsel and Secretary
Steven H. Schwartz	Vice President, Merchandising
Robert W. Fusco	Operational Vice President, Finance and Assistant Treasurer

Big Blue Audio LLC

Name	Position
James M. Speltz	Member of the Board of Managers
Thomas F. Moynihan	Member of the Board of Managers

5. Principal Owners of Voting Securities.

The Company

As of the date of this filing, 100% of the voting securities of the Company are owned by OSIM LP. The mailing address of OSIM LP is 65 Ubi Avenue 1, OSIM Headquarter, Singapore 408939, Attention: Ron Sim. As of the Effective Date of the Plan of Reorganization, 100% of the voting securities of the Company will be owned by Sailing. The mailing address of Sailing is 17870 Castleton Street, Suite 220, City of Industry, CA 91748.

The Guarantors

The Company owns 100% of the outstanding equity securities of each of the Guarantors.

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this application.

(b) There is no proposed principal underwriter for the Notes (and related guarantees) that are to be offered in connection with the Indenture.

CAPITAL SECURITIES

7. Capitalization.

(a) The following table sets forth certain information with respect to each authorized class of securities of the Applicants outstanding as of the date of the filing of this application.

Applicant	Title of Equity Securities	Amount Authorized	Amount Outstanding

Brookstone Holdings Corp.	Common stock, par value $0.01 per share	250,000 shares	120,085.82
	Series A Preferred stock, par value $0.01 per share	125,000 shares	None
Brookstone Company, Inc.	Capital stock, par value $0.01 per share	100 shares	100 shares
Brookstone Retail Puerto Rico, Inc.	Common stock, no par value	1,000 shares	10 shares
	Preferred stock, no par value	1,000 shares	None
Brookstone International Holdings, Inc.	Common stock, no par value	100 shares	100 shares
Brookstone Purchasing, Inc.	Capital stock	100 shares	10 shares
Brookstone Stores, Inc.	Capital stock	100 shares	10 shares
Big Blue Audio LLC	LLC Interests	100% Interests	100% Interests
Brookstone Holdings, Inc.	Capital stock	100 shares	10 shares
Brookstone Properties, Inc.	Common stock	1,000 shares	100 shares
	Preferred Non-Voting stock	1,000 shares	None
Brookstone, Inc.	Common stock, par value $0.01 per share	1,000 shares	1 share

(b) Each share of Common Stock of the Applicants is entitled to one vote per share on any matter presented to the holders of the Common Stock. The Series A Preferred Stock of Brookstone Holdings Corp. is entitled to one vote per share on any matter presented to the holders of the Preferred Stock. The Preferred Stock of Brookstone Retail Puerto Rice, Inc. will have the voting rights provided to such stock upon its designation. The LLC Interests of Big Blue Audio LLC are entitled to vote on matters presented to its members.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The Notes will be issued under the Indenture, the form of which is attached hereto as Exhibit T3C.1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “TIA”). Holders of the Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of the Notes are not described in this analysis. Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

(a)	Events of Default; Withholding of Notice

Each of the following constitutes an “Event of Default” with respect to the Notes:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(3) failure by the Company for 60 days after written notice has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in this Indenture;

(4) the Company, or a subsidiary of the Company that is a Significant Subsidiary: (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a custodian of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors, or (E) generally is not paying its debts as they become due; or

(5) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Company or any Subsidiary that is a Significant Subsidiary; (B) appoints a custodian of the Company or any Subsidiary that is a Significant Subsidiary; or (C) orders the liquidation of the Company or any Subsidiary that is a Significant Subsidiary; and the order or decree remains unstayed and in effect for 60 consecutive days.

(b)	Authentication and Delivery of the Notes; Application of Proceeds

The Notes and the Trustee’s certificate of authentication thereon, shall be substantially in the form included in Exhibit A of the Indenture, which is incorporated in and expressly made part of the Indenture. The Notations of Guarantee shall be substantially in the form included in Exhibit B of the Indenture, which is incorporated in and expressly made part of the Indenture. The Notes may have notations, legends or endorsements required by law, exchange rule or usage in addition to those set forth in the Indenture. Each Note shall be dated the date of its authentication. The Notes shall be in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. The Notes will be limited to a maximum initial aggregate principal amount of $10,000,000 plus the amount of any PIK Interest (as defined below). The Company, at its option and without the consent of the Holders of the Notes, may pay all of the interest due for an interest period either: (1) by notifying the Trustee in writing, no later than the record date for such interest payment, of its intention to pay such interest (“PIK Interest”) pursuant to this clause (1), stating the amount of such interest due, and providing for such interest by: (A) with respect to Global Notes, increasing the principal amount of such Global Notes by the amount of interest payable on such interest payment date; and (B) with respect to Definitive Notes, issuing Additional Notes (“Definitive PIK Notes”) with a principal amount equal to the amount of interest payable on such interest payment date (which Definitive PIK Notes shall be issued and authenticated in accordance with the procedures set forth in Section 2.02 of the Indenture); or (2) in cash or by check as further described in paragraph 2 of the Notes. Payment of interest for the first interest period and all successive interest periods will be made as PIK Interest, unless and until the Company elects otherwise in accordance with the Notes and Section 2.01(a)(1) of the Indenture. In the absence of an election to pay PIK Interest or cash interest, interest on the Notes will be payable in the same form as was elected for the immediately preceding interest period.

The terms and provisions contained in the Notes shall constitute a part of the Indenture. The Company and the Trustee, by their execution and delivery of the Indenture, expressly agree to such terms and provisions and to be bound thereby. To the extent any provision of any Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

One Officer shall execute the Notes on behalf of the Company by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated by the Trustee, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under the Indenture. The Trustee shall, upon a written order of the Company signed by one Officer, authenticate Notes. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. Unless otherwise provided in such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have the same rights as the Trustee to deal with Holders or an Affiliate of the Company.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the Notes because the Notes will be issued in exchange for Old Notes in connection with the restructuring of the Debtor. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the Notes.

(c)	Release and Substitution of Property Subject to the Lien of the Indenture

In connection with the Debtor’s restructuring and the issuance of the Notes, the Company, the Trustee and a collateral agent (the “Collateral Agent”) will enter into one or more security agreements with respect to the collateral (“Collateral”) securing the obligations under the Notes. The following is a summary of the collateral release provisions of the Indenture:

The Collateral Agent’s liens upon Collateral will no longer secure the Notes or any other obligations under the Indenture, and the right of the Holders and such obligations to the benefits and proceeds of the Collateral Agent’s liens on the Collateral will terminate and be discharged:

(a) upon satisfaction and discharge of the Indenture as set forth under Article 12 of the Indenture;

(b) upon a Legal Defeasance or Covenant Defeasance of the Notes as set forth under Article 8 of the Indenture;

(c) upon payment in full and discharge of all Notes outstanding under the Indenture and all obligations that are outstanding, due and payable under the Indenture at the time the Notes are paid in full and discharged;

(d) in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with Article 9 of the Indenture;

(e) as to any Collateral that is sold, transferred or otherwise disposed of by the Company or any other pledgor to a person that is not (either before or after such sale, transfer or disposition) the Company or a Subsidiary of the Company in a transaction or other circumstance that is not prohibited by this Indenture, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the Collateral Agent’s liens upon the Collateral will not be released if the sale or disposition is subject to Section 5.01 of the Indenture;

(f) upon a release of less than all or substantially all of the Collateral, if consent to the release of all priority liens on such Collateral has been given by an act of required debtholders; and

(g) upon a release of all or substantially all of the Collateral, if (i) consent to the release of that Collateral has been given by the requisite percentage or number of Holders of each series of secured debt at the time outstanding as provided for in the applicable secured debt documents, and (ii) the Company has delivered an Officers’ Certificate to the priority lien collateral agent and the Collateral Agent certifying that all such necessary consents have been obtained;

provided, however, with respect to release under clauses (e), (f) and (g), that the security interests on the applicable Collateral held by the priority lien collateral agent are also released.

The Security Documents will provide that the liens securing the Notes will extend to the proceeds of any sale of Collateral. As a result, the Collateral Agent’s liens will apply to the proceeds of any such Collateral received in connection with any sale or other disposition of assets described in Section 10.06 of the Indenture. Each of the Security Documents will terminate upon release of all of the Collateral in accordance with the provisions of Section 10.06 of the Indenture.

The Company will comply with the provisions of Section 314 of the TIA. In particular, to the extent applicable, the Company will cause TIA Section 314(d), relating to the release of property or securities subject to the lien of the Security Documents, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an officer of the Company except in cases where such section requires that such certificate or opinion be made by an independent person, which person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of TIA Section 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the Securities and Exchange Commission and its staff, including “no action” letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to one or a series of released Collateral.

(d)	Satisfaction and Discharge; Defeasance

The Company may, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to have either paragraph (1) or (2) below be applied to all outstanding Notes upon compliance with the conditions set forth below and in Article 8 of the Indenture.

(1) The Company shall, subject to the satisfaction of the conditions set forth in the Indenture, be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”) and any Guarantor shall be released from all of its obligations under its Guarantee. For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of the Deposited Cash and U.S. Government Securities to be Held in Trust; Other Miscellaneous Provisions Section of the Indenture and the other Sections of the Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under the Notes and the Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged:

(a) the rights of Holders of Outstanding Notes to payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due from the trust fund described in the application of trust money section of the Indenture;

(b) the Company’s obligations with respect to such Notes under Article 2 (The Notes) and the Maintenance of Office or Agency Section of the Indenture,

(c) the rights, powers, trusts, duties and immunities of the Trustee and any Agent under the Indenture and the Company’s and Guarantors’ obligations in connection therewith and

(d) Article 8 (Legal Defeasance and Covenant Defeasance) of the Indenture.

Subject to compliance with the provisions of Article 8 (Legal Defeasance and Covenant Defeasance) of the Indenture, the Company may exercise its Legal Defeasance option notwithstanding the prior exercise of its Covenant Defeasance option described in clause (2) below.

(2) The Company shall, subject to the satisfaction of the conditions set forth in the Indenture, be released from its obligations under the covenants contained in Sections 4.07 and 4.08 of the Indenture, and the operation of Section 5.01(a), with respect to the outstanding Notes on and after the date the conditions set forth in the Covenant Defeasance Section of the Indenture are satisfied (hereinafter, “Covenant Defeasance”) and any Guarantor shall be released from all of its obligations under its Guarantee with respect to such covenants in connection with such outstanding Notes and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes under the Indenture (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the Notes and Note Guarantees, the Company and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such covenant or by reason of any reference in any such covenant to any other provision in the Indenture or in any other document and such omission to comply will not constitute a Default or an Event of Default under the Events of Default Section of the Indenture, but, except as specified above, the remainder of the Indenture and such Notes and Note Guarantees shall be unaffected thereby. If the Company exercises its Covenant Defeasance option, subject to the satisfaction of the conditions set forth in the Indenture, Section 6.01(3) of the Indenture will not constitute an Event of Default.

The following shall be the conditions to the application of either clauses (1) or (2) above to the outstanding Notes, and therefore Legal Defeasance or Covenant Defeasance may be exercised only if:

(a) the Company irrevocably deposits with the Trustee, in trust (the “defeasance trust”), for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment interest, in the opinion of an investment bank, appraisal firm or firm of independent public accountants nationally recognized in the United States, to pay the principal of, or interest and premium, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(b) in the case of Legal Defeasance, the Company must deliver to the Trustee an Opinion of Counsel confirming that: (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of the Indenture there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Covenant Defeasance, the Company must deliver to the Trustee an Opinion of Counsel confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default of Event of Default resulting from the borrowing of funds to be applied to such deposit);

(e) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any Subsidiaries is a party or by which the Company or any Subsidiary is bound;

(f) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(g) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the lien securing the Notes, as provided in Section 10.06 of the Indenture, upon a Legal Defeasance or Covenant Defeasance.

The Indenture shall be discharged and shall cease to be of further effect, except as to surviving rights of compensation and indemnity, as to all Notes issued under the Indenture, when:

(i) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company or discharged from the trust, have been delivered to the Trustee for cancellation;

(ii) the Company has paid all other sums payable by the Company with respect to the Notes under the Indenture; and

(iii) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

(e)	Evidence as to Compliance with Conditions and Covenants

The Company and each Guarantor (to the extent such Guarantor is so required under the TIA) shall deliver to the Trustee, within 105 days after the end of each fiscal year, (i) an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company and the Guarantors have kept, observed, performed and fulfilled their respective obligations under the Indenture and the Security Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company or such Guarantor, as applicable, is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and the Security Documents (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company or such Guarantor, as applicable, is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium, if any, or interest on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company or such Guarantor is taking or proposes to take with respect thereto, and (ii) the Opinion of Counsel required by Section 314(b)(2) of the Trust Indenture Act.

The Company shall deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default of Event of Default and what action the Company is taking or proposes to take with respect thereto.

Upon any request or application by the Company to the Trustee to take any action under any provision of the Indenture, the Company shall furnish to the Trustee:

(a) an Officers’ Certificate in form reasonably satisfactory to the Trustee (which must include the statements set forth in Section 13.05 of the Indenture) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and

(b) an Opinion of Counsel in form reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 of the Indenture) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture (other than a certificate provided pursuant to TIA Section 314(a)(4)) shall comply with the provisions of TIA Section 314(e) and must include:

(a) a statement that the Person making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 12, consecutively.

(b) The Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust Company, as trustee, under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Amended and Restated Certificate of Incorporation of Brookstone Holdings Corp.

Exhibit T3A.2	Amended Articles of Incorporation of Brookstone Company, Inc.

Exhibit T3A.3	Certificate of Incorporation of Brookstone Retail Puerto Rico, Inc.

Exhibit T3A.4	Articles of Incorporation of Brookstone International Holdings, Inc.

Exhibit T3A.5	Articles of Incorporation of Brookstone Purchasing, Inc.

Exhibit T3A.6	Articles of Incorporation of Brookstone Stores, Inc.

Exhibit T3A.7	Certificate of Formation of Big Blue Audio LLC.

Exhibit T3A.8	Articles of Incorporation of Brookstone Holdings, Inc.

Exhibit T3A.9	Articles of Incorporation of Brookstone Properties, Inc.

Exhibit T3A.10	Amended and Restated Certificate of Incorporation of Brookstone, Inc.

Exhibit T3B.1	Bylaws of Brookstone Holdings Corp.

Exhibit T3B.2	Amended and Restated Bylaws of Brookstone Company, Inc.

Exhibit T3B.3	Bylaws of Brookstone Retail Puerto Rico, Inc.

Exhibit T3B.4	Bylaws of Brookstone International Holdings, Inc.

Exhibit T3B.5	Bylaws of Brookstone Purchasing, Inc.

Exhibit T3B.6	Bylaws of Brookstone Stores, Inc.

Exhibit T3B.7	Limited Liability Company Operating Agreement of Big Blue Audio LLC.

Exhibit T3B.8	Bylaws of Brookstone Holdings, Inc.

Exhibit T3B.9	Bylaws of Brookstone Properties, Inc.

Exhibit T3B.10	Amended and Restated Bylaws of Brookstone, Inc.

Exhibit T3C.1	Form of Indenture between Brookstone Holdings Corp. and Wilmington Trust Company, as trustee.

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement relating to the Plan of Reorganization of Brookstone Holdings Corp., a Delaware corporation, dated May 16, 2014.

Exhibit T3E.2	Second Modified Joint Chapter 11 Plan of Reorganization of Brookstone Holdings Corp., a Delaware corporation, dated June 13, 2014.

Exhibit T3E.3	Order Approving the Disclosure Statement, dated May 19, 2014.

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust Company, as trustee under the Indenture to be qualified.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Stamford and State of Connecticut, on the 20th day of June, 2014.

BROOKSTONE HOLDINGS CORP.

By:	/s/ James M. Speltz
Name:	James M. Speltz
Title:	President and Chief Executive Officer

BROOKSTONE COMPANY, INC.

By:	/s/ James M. Speltz
Name:	James M. Speltz
Title:	President and Chief Executive Officer

BROOKSTONE RETAIL PUERTO RICO, INC.

By:	/s/ James M. Speltz
Name:	James M. Speltz
Title:	President and Chief Executive Officer

BROOKSTONE INTERNATIONAL HOLDINGS, INC.

By:	/s/ James M. Speltz
Name:	James M. Speltz
Title:	President and Chief Executive Officer

BROOKSTONE PURCHASING, INC.

By:	/s/ James M. Speltz
Name:	James M. Speltz
Title:	President and Chief Executive Officer

BROOKSTONE STORES, INC.

By:	/s/ James M. Speltz
Name:	James M. Speltz
Title:	President and Chief Executive Officer

BIG BLUE AUDIO LLC

By:	/s/ James M. Speltz
Name:	James M. Speltz
Title:	President and Chief Executive Officer

BROOKSTONE HOLDINGS, INC.

By:	/s/ James M. Speltz
Name:	James M. Speltz
Title:	President and Chief Executive Officer

BROOKSTONE PROPERTIES, INC.

By:	/s/ James M. Speltz
Name:	James M. Speltz
Title:	President and Chief Executive Officer

BROOKSTONE, INC.

By:	/s/ James M. Speltz
Name:	James M. Speltz
Title:	President and Chief Executive Officer

Attest:

/s/ Stacy Coleman
Name:	Stacy Coleman
Title:	Paralegal